SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Floating Rate Series III Notes in a principal amount of Ps. 55,810,908, due 2011, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Floating Rate Series III Notes in a principal amount of Ps. 55,810,908, due 2011

Alto Palermo S.A. (APSA) informs that on February 7, 2011, will start the payment of the fifth installment of interests related to the Notes issued on November 13, 2009.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)

Date of effective payment:	February 7, 2011

Number of service to be paid:	Fifth installment of interests

Period comprised by the payment:	November 8, 2010/February 7, 2011

Concept of payment:	Interests (100%)

Payment Currency:	The payment will be made in Argentine Pesos.

Capital Outstanding:	Ps. 55,810,908

Annual Nominal Interest for Period:	13.9949%

Interest being paid:	Ps. 1,947,320.41

Amortization coupon:	Not applicable.

The interests will be paid through Caja de Valores S.A., to the people at whose name the notes were registered on February 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Responsible of Relationships with the markets

Dated: January 31, 2011